South China Morning Post (Thursday, 15th November 2001)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


02002715



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

TVB announces that:

(1) due to the drastic downturn of Internet web portal business worldwide, the Shareholders of TVB.COM have mutually agreed that it is more appropriate to integrate the Internet business of TVB.COM with the business of TVB to maximize synergy between Internet service and content business within TVB. The Shareholders of TVB.COM have therefore decided to change the focus of the business of TVB.COM to its existing print publication and other new investments in content development. As a consequence, the business scope of TVB.COM will change and TVB.COM will transfer its business and assets in relation to the Internet business operations to a wholly owned subsidiary of TVB on or about 15 November 2001. TVB will continue the existing Internet business of TVB.COM which is focusing on aggregating TVB's and other contents targeted for distribution in Hong Kong and the PRC.

(2) The Additional Shares to be subscribed by MBNS and Home Net as required under the Joint Venture Agreement shall be issued as unpaid Shares on or before 30 November 2001. The directors of TVB.COM will determine the time of payment and application of the subscription money for the Additional Shares.

This announcement is for information only and is intended to update shareholders on matters relating to the Joint Venture Agreement announced on 12 November 1999 as discloseable and connected transaction and subsequently approved by the shareholders of TVB at the extraordinary general meeting on 14 January 2000.

1. Change of Business of TVB.COM

TVB.COM was originally set up in January 2000 by the Shareholders of TVB.COM to undertake the Internet web portal primarily in the Chinese language to include contents such as entertainment, life style and media, e-commerce and commercial online services and the like. TVB.COM commenced the Internet web portal operation in or about January 2000. However, due to the drastic downturn of Internet web portal business worldwide since the middle of last year, the Shareholders of TVB.COM have reviewed the business direction of TVB.COM and have mutually agreed that it is more appropriate to integrate the Internet business of TVB.COM with the business of TVB which is its principal content supplier. This integration will benefit the Internet business to be carried out more efficiently and maximize synergy between Internet service and content business within TVB. The Shareholders of TVB.COM have therefore decided to change the focus of the business of TVB.COM to its existing print publication and will consider other possible new investments in content development.

As a consequence, the business scope of TVB.COM will change and TVB.COM will transfer its business, assets and liabilities (including all the domain names, trademarks and business names) in relation to the Internet business operations to a wholly owned subsidiary of TVB on or about 15 November 2001. This transfer will be subject to the approval of TVB.COM's shareholders, which is expected to be forthcoming. No payment will be made by the wholly owned subsidiary of TVB to TVB.COM for the transfer of business and assets. TVB will continue the existing Internet business of TVB.COM which is focusing on aggregating TVB's and other contents targeted for distribution in Hong Kong and the

to a wholly owned subsidiary of TVB on or about 15 November 2001. This transfer will be subject to the approval of TVB.COM's shareholders, which is expected to be forthcoming. No payment will be made by the wholly owned subsidiary of TVB to TVB.COM for the transfer of business and assets. TVB will continue the existing Internet business of TVB.COM which is focusing on aggregating TVB's and other contents targeted for distribution in Hong Kong and the PRC. TVB believes that after acquiring the whole of the Internet business from the joint venture company TVB.COM, it will have greater flexibility and efficiency in promoting and distributing its content and developing more business opportunities worldwide.

2. **Subscription of Additional Shares**

Under the Joint Venture Agreement, MBNS and Home Net agree to subscribe for a total of 18,000,000 Shares (20%) and 9,000,000 Shares (10%) at a total price of HK$154,800,000 and HK$77,400,000 respectively. Pursuant to the Joint Venture Agreement, MBNS and Home Net subscribed for 13,500,000 Shares (16.67%) and 4,500,000 Shares (5.55%) for a consideration of HK$116,100,000 and HK$38,700,000 respectively on 21 February 2000. All the Shares held by iTVB are fully paid.

The Board of TVB.COM consists of 5 directors nominated by TVB and one director each nominated by MBNS and Home Net.

The Joint Venture Agreement requires MBNS and Home Net to subscribe for the Additional Shares on or before 21 February 2001. Following such subscription, the shareholding interests of TVB, MBNS and Home Net will be 70%, 20% and 10% respectively.

The Shareholders of TVB.COM agreed to the postponement of MBNS and Home Net to subscribe for the Additional Shares in or about February 2001 when it was recognised that the business plan and strategic direction of TVB.COM should be substantially reviewed.

The Shareholders of TVB.COM have now agreed that MBNS and Home Net will subscribe for the Additional Shares as unpaid Shares without any voting or dividend rights attached on or before 30 November 2001 to put in place the agreed shareholding interests of the Shareholders in TVB.COM. The directors of TVB.COM will determine the time of payment and application of the subscription money for the Additional Shares.

No TVB shareholders approval is required for the deferral of payment of the Additional Shares because MBNS and Home Net remain obligated to pay at the agreed subscription price and the time value cost to TVB.COM arising from the deferral of payment is minimal. Further, the directors of TVB were authorised by the shareholders' resolution on 14 January 2000 to implement the terms of the Joint Venture Agreement as they think fit.

The arrangements described under Sections 1 and 2 above are not conditional on the other and there is no correlation between the two arrangements.

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:–

"Additional Shares"	4,500,000 Shares at a price of HK$8.60 per Share to be subscribed by each of MBNS and Home Net pursuant to the Joint Venture Agreement
"Home Net"	Home Net N.V., a private company, being an investment holding company incorporated in the Netherlands Antilles and a shareholder (5.55%) of TVB.COM, an independent party of TVB
"iTVB"	iTVB Limited, a wholly owned subsidiary of TVB, being an investment holding company incorporated in the British Virgin Islands and a shareholder of TVB.COM
"Joint Venture Agreement"	the Joint Venture Agreement dated 11th November 1999 between iTVB, MBNS, Home Net, TVB and Measat Broadcast Network Systems Sdn. Bhd. relating to the establishment of TVB.COM
"MBNS"	Measat Broadcast Network Systems (BVI) Ltd., a private company, being an investment holding company incorporated in the British Virgin Islands and a shareholder (16.67%) of TVB.COM
"Shares"	ordinary shares of HK$0.10 each in the capital of TVB.COM
"Shareholders"	iTVB, MBNS and Home Net
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange of Hong Kong Limited
"TVB.COM"	TVB.COM Limited, a private limited company incorporated in Hong Kong which is currently owned by iTVB (77.78%), MBNS (16.67%) and Home Net (5.55%)

By Order of the Board
Television Broadcasts Limited
T.K. Ho
Company Secretary

15 November 2001, Hong Kong